September 25, 2018

Kevin Amolsch
Manager
PFG Fund III, LLC
10200 W 44th Ave
Suite 220
Wheat Ridge, CO 80033

       Re: PFG Fund III, LLC
           Offering Statement on Form 1-A
           Filed September 19, 2018
           File No. 024-10900

Dear Mr. Amolsch:

          We have reviewed your offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A filed September 19, 2018

General

1. We note your disclosure in Item 4 of Part I of the offering statement appears to indicate that no securities were sold in the prior 12 months pursuant to a qualified offering statement. However, on August 28, 2018 you filed a Form 1-Z exit report for your prior
      Regulation A offering. Given that pursuant to Rule 257(a), the Form 1-Z must be filed within 30 calendar days after the termination or completion of the offering, please clarify how you determined that no securities were sold in the prior 12 months pursuant to a qualified offering statement. We also note that you are seeking to qualify an additional
      $20 million in this offering. To the extent applicable, please reduce the amount that you are seeking to qualify in this offering by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.
 Kevin Amolsch
PFG Fund III, LLC
September 25, 2018
Page 2

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or Erin E. Martin, Legal
Branch Chief, at (202) 551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameKevin Amolsch
                                                             Division of
Corporation Finance
Comapany NamePFG Fund III, LLC
                                                             Office of Real
Estate and
September 25, 2018 Page 2                                    Commodities
FirstName LastName